Exhibit No. 99.1 (c)
Wendover
Loan Portfolio Management





                    Management Assertion


As of and for the year ended December 31, 1997, Wendover Financial Services Corporation (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $15,000,000 and an errors and omissions policy in the amount of $15,000,000.


/s/ Larry Walker                 /s/ Larry Walker
Larry Walker                     Teresa Shook
President                        Executive Vice President and Chief
                                 Operating Officer



/s/ Elizabeth Mabe               /s/ John S. Wilkinson
Elizabeth Mabe, Senior           John S. Wilkinson, Vice President
Vice President,                  Corporate Services
Controller/Corporate Operations